Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-147601

VanceInfo Technologies Inc.

VanceInfo Technologies Inc. or VanceInfo, has filed a registration statement on Form F-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents VanceInfo has filed with the SEC for more complete information about VanceInfo and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents VanceInfo has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, VanceInfo, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: 1-877-858-5407 or 1-866-500-5408 (calling these numbers is not toll -free outside the United States). You may also access VanceInfo’s most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1417961/000119312507258539/df1a.htm.

This free writing prospectus reflects the following amendments that were made in Amendment No. 2 to the registration statement on Form F-1:

“Business—Legal Proceedings”:

The following has been added at the end of this section:

As disclosed in “Corporate History and Structure—Corporate History” and “Related Party Transactions—Transactions with Certain Directors, Shareholders and Affiliates,” in August 2004, VanceInfo Beijing, our wholly owned subsidiary, acquired the IT services business and related assets from our predecessor, Wensi Chuangyi and its subsidiaries. On December 3, 2007, Chris Chen, our chairman and chief executive officer, and David Chen, our chief operating officer, received a letter from a law firm in California purporting to set forth a notice of claim on behalf of Mr. Jonathan Jianguo Jiang against Chris Chen, David Chen, VanceInfo, and two subsidiaries of VanceInfo and Worksoft Creative Software Technology, Ltd., or Worksoft California, a dissolved California corporation controlled by Wensi Chuangyi. The letter alleges the following:

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Mr. Jiang is a shareholder of Octiga, Inc., or Octiga, a dissolved California corporation; Octiga owns more than a 40% interest in the joint venture, Beijing Heteng Software Technology Co., Ltd., or Heteng Software; and Heteng Software owns 100% of Wensi Chuangyi, our predecessor.

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Valuable (but unspecified) proprietary information owned by Wensi Chuangyi and/or its subsidiaries as well as all its employees were transferred to VanceInfo Beijing not in good faith and without adequate consideration to Heteng Software and its joint venture partners. This unspecified proprietary information allegedly has been utilized by Worksoft California and continues to be used by a Delaware subsidiary of VanceInfo.

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In connection with these transactions, Chris Chen was an officer, director, beneficial owner or in control of the relevant entities that caused the transfer to be executed not in good faith and without adequate consideration or the receiving entity that obtained the valuable proprietary information not in good faith and without adequate consideration, all in breach of his fiduciary responsibilities to Octiga, Heteng Software and their shareholders and/or joint venture partners.

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The letter also alleges that Mr. Jiang will be able to demonstrate the role and responsibility of various other parties in these alleged improper transactions, including Wensi Chuangyi and/or its subsidiaries, VanceInfo Beijing, Worksoft California and other subsidiaries of VanceInfo.

The letter states that Mr. Jiang is considering commencing litigation on all legal theories available to him as well as for the benefit of other investors in Heteng Software, including Long March Launch Vehicle Technology Co., Ltd., or Long March, to recover the value of the assets that were allegedly improperly transferred by Wensi Chuangyi and its subsidiaries to VanceInfo Beijing as well as other damages and costs. We believe that Long March owned a 70% equity interest in Heteng Software in August 2004. The letter does not specify the amount of any claimed damages or costs. To date, we have not received any notices of claims from any other investors in Heteng Software, including Long March.

We believe that the claims made in the letter are without merit. We have been advised by our PRC counsel, Jun He Law Offices, that the August 2004 transaction in which we acquired the IT services business and related assets of our predecessor was duly authorized and approved by both the seller, Wensi Chuangyi and its subsidiaries, and the buyer, VanceInfo Beijing, in accordance with PRC law, and that the transaction was effected in compliance with all applicable PRC laws and regulations. In addition, we believe that the level of share ownership in Octiga claimed by Mr. Jiang is substantially overstated.

It is possible that Mr. Jiang or other shareholders of Heteng Software or Octiga will institute litigation as threatened in the notice of claim, including litigation against us, our subsidiaries, Chris Chen, our chairman and chief executive officer, and David Chen, our chief operating officer. We, Chris Chen and David Chen believe that Mr. Jiang’s purported claims are without merit and, if any such claims are asserted against us, we intend to vigorously defend against the claims. We believe that the outcome of any such litigation will not have a material adverse effect on our results of operations or financial condition, although litigation is inherently uncertain and we cannot give any assurances in this regard. In addition, regardless of the outcome, defending any such litigation could result in material costs and diversion of management resources and attention.

“Consolidated Financial Statements”:

Disclosure substantially the same as above has been added at the end of the notes to our unaudited condensed consolidated financial statements as a subsequent event.